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                                                                EXHIBIT (A) (12)


                                                                December 3, 1997

NUTRAMAX PRODUCTS, INC. ANNOUNCES
FINAL RESULTS OF DUTCH AUCTION
SELF TENDER OFFER

     GLOUCESTER, MA -- NUTRAMAX PRODUCTS, INC. (NASDAQ-NMPC), a leading manufacturer and marketer of private label health and personal care products, announced today that the Company will accept for purchase 250,668 shares, at a purchase price of $12.75 per share, as finally determined in a Dutch auction self tender offer that expired November 28, 1997. This represents all shares validly tendered in the tender offer. There will be no pro-rating of the shares tendered in accordance with the offer.

     NutraMax is a leading private label health and personal care products company and the number one manufacturer and marketer of private label Disposable Douches, ready-to-use Enemas, Pediatric Electrolyte Oral Maintenance Solutions, Disposable Baby Bottles, Cough Drops and Throat Lozenges. The Company also markets a broad line of Contact Lens Care Products, OTC and generic prescription Opthalmics, Clotrimazole-based Vaginal Yeast Infection Medications, Toothbrushes, Dental Floss, Liquid Adult Nutritional Products, Adhesive Bandages, Medical Tapes, First Aid Kits and various first aid products for the hospital and industrial safety markets. NutraMax products are sold by supermarkets, drug chains and mass merchandisers under both store brand names and control brands, including Powers, Optopics, Sweet n' Fresh(R), Pure & Gentle, Fresh 'n Easy, Pro Dental, American White Cross and NutraMax.